BARRETT ROCHMAN
                                P.O. BOX 3074
                          CARBONDALE, ILLINOIS 62902
                       (800) 529-3513 OR (618) 457-4334



April 8, 1997



IMPORTANT ~ PLEASE DO NOT RETURN THE PROXY CARD THAT YOU RECEIVED FROM HEARTLAND BANCSHARES REGARDING THE 1997 ANNUAL MEETING OF SHAREHOLDERS UNTIL YOU HAVE A CHANCE TO READ MY PROXY MATERIALS.

Dear Fellow Shareholder:

     Last week, you received a proxy statement and proxy card from Heartland Bancshares, Inc. ("Heartland Bancshares") relating to Heartland Bancshares' first annual meeting of shareholders. In that proxy statement, the Board of Directors has told you that it has nominated Paul R. Calcaterra and B.D. Cross for election as directors. I am asking that you NOT vote for either of these individuals and NOT sign and return the proxy card that you received from Heartland Bancshares. Instead, I am asking that you vote your shares in favor of the election of either Chuck Decker or me, or both of us, as directors of Heartland Bancshares, as well as in favor of my proposal to explore the sale of Heartland Bancshares.

     In the very near future, I will be sending you my own proxy statement and proxy card (which will be BLUE in color), and you will then be able to vote in favor of either Chuck Decker or me, or both, for election as directors, and in favor of my proposal to explore the sale of Heartland Bancshares. By law, I cannot send you my proxy statement and proxy card right now, but you will receive these materials very shortly. If you have already returned your proxy card to Heartland Bancshares, you can still change your vote by signing and returning the BLUE PROXY that you will receive from me so long as it is dated later than the proxy card that you may have already returned to Heartland Bancshares.

     THIS CAN BE A BIT COMPLICATED, SO IF YOU HAVE ANY QUESTIONS AT ALL, PLEASE DO NOT HESITATE TO CALL ME AT 1-800-529-3513 OR 618-457-4334.

     Why I Am Soliciting Proxies
     ---------------------------

     I beneficially own 79,864 shares of common stock of Heartland Bancshares, representing approximately 9.1% of the outstanding shares. As such, I am the largest single shareholder of Heartland Bancshares, and I presently own more shares of common stock than any single director. In addition, I am a loan and deposit customer of Heartland National Bank.

     I want to seriously explore selling Heartland Bancshares as soon as possible this year because I believe that we can obtain a favorable price for our shares. You should know that no discussions regarding a sale of Heartland Bancshares can occur until after June, 1997 because of a requirement imposed by the Office of Thrift Supervision. However, I believe that the Board should immediately pursue a sale of Heartland Bancshares once June has passed. One problem I have with the current Board is that the directors have said they are not interested in selling Heartland Banchares any time soon. I feel that if we act promptly, we can sell Heartland Bancshares for a substantial premium.

     Another problem I have with the current directors is that they receive in excess of $900 a month in director's fees. That is almost $11,000 a year. I think those fees are too high and are disproportionately high when compared to director's fees paid to similarly-sized banks in our area. I would like to see those fees reduced. If elected, I will not accept more than $3,600 per year in director's fees and will work toward getting director's fees reduced to that amount.

     I really need your support and vote to help elect Chuck Decker and/or me to the Board of Directors. I have determined to seek a position on the Board of Directors in an effort to encourage the Board to seek an appropriate sale of Heartland Bancshares and to maximize all shareholders' investments in Heartland.

     What You Need To Do
     -------------------

     I urge you to sign and return only the BLUE PROXY once you receive it from me and NOT the white proxy that you previously received from Heartland Bancshares. If you have already signed and returned a proxy to Heartland Bancshares, you may still sign the BLUE PROXY and return it to me. By doing this, you will revoke your earlier proxy as long as your BLUE PROXY is dated later than your other proxy. I urge you to sign, date and return the BLUE PROXY once you receive it even if you plan to attend the 1997 Annual Meeting. If you do sign a BLUE PROXY, you can withdraw it at any time before it is voted at the Annual Meeting.

     If you hold your shares through a stockbroker or bank, please call the person responsible for your account AS SOON AS POSSIBLE and ask him or her NOT to vote the white proxy card received from Heartland Bancshares and instead to vote FOR all items indicated on the BLUE PROXY which your broker or bank will receive from me.

     Thank you for your consideration. Together, we can make a difference at Heartland Bancshares. If you have any questions, please do not hesitate to call me at (800) 529-3513 or (618) 457-4334.

                              Sincerely,




                              Barrett Rochman


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